SULLIVAN & TRIGGS, LLP
A Registered Limited Liability Law Partnership

1230 Montana Avenue
Suite 201
Santa Monica, California 90403
Telephone: (310) 451-8300
Facsimile: (310) 451-8303

September 20, 2011

Writer's Direct Contact:
(310) 451-8301
ttriggs@sullivantriggs.com

VIA EDGAR AND OVERNIGHT DELIVERY

Susan Block
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Digital Domain Media Group, Inc.
Registration Statement on Form S-1
Originally Filed May 16, 2011
File No. 333-174248

Dear Ms. Block:

On behalf of Digital Domain Media Group, Inc. (the “Company”), we are transmitting for filing Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (File No. 333-174248) (the “Registration Statement”). A courtesy copy of the Amendment will be provided that is marked to show changes from Amendment No. 3 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on August 12, 2011.

The Amendment is being filed in response to comments received from the Commission staff (the “Staff”) by letter dated August 24, 2011, to which we respond in this letter. The relevant text of the Staff's comments has been included in bold in this letter. The headings and numbering below correspond to the headings and numbering in the Staff's letter.

General

1.
Comment: We note your response to our prior comment three.  Please remove marketing language such as “innovation and creativity” on page 42.  To the extent this statement represents your beliefs, please revise accordingly or provide us the basis for this statement.

Response: In response to the Staff’s comment, the Company has removed the language identified by the Staff as marketing language on page 43 of the Amendment.

The Offering, page 4

2.
Comment: We note your response to our prior comment seven.  Please revise this section to more clearly disclose that the amount of common stock listed as outstanding after this offering excludes all shares issued as the result of the automatic conversion of indebtedness upon the consummation of the offering.  Please also clarify how the portion of such indebtedness that will convert automatically into Common Stock is to be determined.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amendment to more clearly disclose that the amount of Common Stock listed as outstanding after the offering described in the Registration Statement excludes all shares issued as the result of the automatic conversion of indebtedness upon the consummation of such offering.  The Company has also revised the disclosure on page 4 of the Amendment to clarify how the portion of such indebtedness that will convert automatically into Common Stock is to be determined.

3.
Comment: In regards to the common shares listed as being excluded from the number that will be outstanding, please briefly identify the contractual rights referenced in the ninth and tenth bullet points.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Amendment to identify the contractual rights referenced in the second of the two above-referenced bullet points.  With respect to the other bullet point, the Company has informed us that the applicable contractual right was exercised prior to the filing of the Amendment, so the shares that were described therein are no longer excluded from the number of shares that will be outstanding after the consummation of the offering described in the Registration Statement. The exercise of this contractual right is described on page II-2 of the Amendment.

Summary Historical Consolidated and Pro Forma Financial Information, page 5

4.
 Comment: We note the addition of footnote 12 on page 10 indicating that you intend to repay the equipment financing loan from Palm Beach Capital Fund 3 “shortly after the date of this prospectus.” If you intend to use any of the proceeds of this offering to do so, please revise the Use of Proceeds section accordingly. In the alternative please advise.

Response: The Company has advised us that it intends to repay the equipment financing loan from PBC Digital Holdings II, LLC (previously referred to as “Palm Beach Capital Fund 3” in the Registration Statement) from operating funds and not from the proceeds of the offering described in the Registration Statement.  Accordingly, the Company has revised the disclosure on pages 10, 33 and 35 of the Amendment to indicate that it is the Company’s intention to repay this loan from operating funds shortly after the date of the prospectus contained in the Amendment.

Risk Factors, page 15

Our Feature Film, page 21

5.	Comment: Please clarify here, as you have explained in your response, that the referenced single, large-scale, multi-year project has ended.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the Amendment to clarify that the referenced project has ended.

If we do not continue to receive governmental grant funding, page 22

6.	Comment: Please clarify where the company stands in regards to meeting the target thresholds for grant funding so that investors can assess the risk of the company not receiving the funding.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Amendment to clarify where the Company stands in regards to meeting the referenced target thresholds for grant funding.

Use of Proceeds, page 30

7.
Comment: We note you intend to use the remaining net proceeds to facilitate your growth strategy by advancing your development and production of animated and VFX-driven feature films and through the development of DDI. Please provide a breakdown of the use of proceeds for each of these categories or advise.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 31 of the Amendment to clarify that the remaining net proceeds from the offering described in the Registration Statement would be used to facilitate its growth strategy only to the extent not funded by third-party sources.  As noted below in the response to the Staff’s Comment No. 8, the Company currently anticipates funding a substantial portion of the costs of implementing its growth strategy from third-party sources.

Business Evolution, page 90

8.
Comment: We note your response to our prior comment 14 and reissue the comment.  Throughout your business discussion, when discussing future plans, please balance your disclosure with the material steps that you will need to take, the timeline for those steps and whether any additional financing will be needed. If you do not have financing available, please make that clear. Examples include your discussion of producing video games, moving your Animation studio from the start-up phase, and the additional steps and expenses leading up to getting DDI up and running.

Response: In response to the Staff’s comment, the Company has augmented its disclosure on pages 95 and 102 of the Amendment to indicate that it currently anticipates funding through third parties a substantial portion of the expenses it will need to incur in producing video games and moving both its animation studio and education business from the start-up phase.  The Company believes that the material steps remaining to be taken and anticipated timeline for those steps, for each of these evolving businesses, are disclosed (x) on page 94 of the Amendment, as to video game production, (y) on pages 100 and 101 of the Amendment, as to the animation studio, and (z) on pages 22 (in the discussion of the conditions remaining to be satisfied for the disbursement of the remainder of the cash component of the Company’s grant from the City of West Palm Beach), 101 and 102 of the Amendment, as to the education business.

Our Work and Accolades, page 98

9.
Comment: We note your response to our prior comment two. For each film listed on pages 99 and 100, please clearly but briefly indicate the scope of your work on the film.  For instance, on each particular film, did you create visual effects or provide 3D conversion services, or both? We note your disclosure, that for each of the listed films, you expect to receive formal credit in the end titles of the respective films. Can you briefly describe, for each film, what you received end credits for in the end titles of the respective films so that investors can understand the scope of work you performed on the listed films?

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 103 of the Amendment to clarify for each film listed whether the Company created (or is creating) visual effects or provided 3D conversion services, or both, with respect thereto, and that the referenced formal credit received (or expected to be received) by the Company for its work on such film is consistent with the nature of such work.

Financial Statements

10.	Comment: The financial statements should be updated to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: In response to the Staff’s comment, the Company has updated its financial statements to comply with Rule 3-12 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page II-2

11.	Comment: Please also include a discussion of the warrants issued in the August 2011 transaction, as described on page 32.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of the Amendment to include a discussion of the warrants issued in the August 2011 transaction.

Exhibit 99.5

12.	Comment: We note the consent of Frank N. Magid Associates, Inc. In your response to us please identify for us the portions of the prospectus to which this consent relates.

Response: The Company has provided new disclosures to which the referenced consent of Frank N. Magid Associates, Inc. relates on pages 1, 93 and 110 of the Amendment.

*    *    *    *    *    *

Should you have any further questions or comments regarding the captioned filing, please direct them to the undersigned at (310) 451-8301.

Very truly yours,

/s/ D. Thomas Triggs

D. Thomas Triggs, Esq.

Enclosure

cc:       Theresa Messinese
Lyn Shenk
John Dana Brown
Securities and Exchange Commission

John C. Textor, Chief Executive Officer Jonathan Teaford, Chief Financial Officer
Edwin C. Lunsford, III, General Counsel
Digital Domain Media Group, Inc.

James W. McKenzie, Jr., Esq.
Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP
Counsel to the Underwriters

Brian A. Sullivan, Esq.
Owen M. Lewis, Esq.
Sullivan & Triggs, LLP
Counsel to Digital Domain Media Group, Inc.